

Mail Stop 3233

July 23, 2018

<u>Via E-Mail</u>
W. Patrick Mattson
Chief Operating Officer and Secretary
KKR Real Estate Finance Trust Inc.
9 West 57th Street, Suite 4200
New York, New York 10019

> **Re:** **KKR Real Estate Finance Trust Inc.**
> **Registration Statement on Form S-3**
> **Filed July 13, 2018**
> **File No. 333-226167**

Dear Mr. Mattson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please disclose whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

- the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

- at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

       If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Joseph Kaufman, Esq.
       Simpson Thacher & Bartlett LLP